Q2 08 Report

TSX NGX
AMEX NXG

Northgate Minerals Corporation

Northgate Minerals Corporation

Report to Shareholders
Three and Six Months Ending June 30, 2008

All dollar amounts are stated in United States dollars unless otherwise indicated.

Management’s Discussion and Analysis

Management’ s Discussion and Analysis ("MD&A") provides a review of the performance of Northgate Minerals Corporation ("Northgate" or the "Corporation") and should be read in conjunction with the accompanying unaudited consolidated financial statements and related notes, which are presented in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). These statements, together with the following discussion and analysis, are intended to provide shareholders with a reasonable basis for assessing the operational and financial performance of Northgate, as well as certain forward-looking statements relating to Northgate’s potential future performance. A cautionary note regarding forward-looking statements follows this MD&A. All of the financial information presented herein is expressed in US dollars, unless otherwise stated. This MD&A has been prepared as of August 1, 2008.

Second Quarter 2008 Highlights

Total gold production of 83,561 ounces at Northgate’s three operating mines at an average net cash cost of production of $423 per ounce of gold.
Gold production for the Kemess South mine was 46,124 ounces at a net cash cost of $92 per ounce.
Released exploration results at Young-Davidson, confirming the continuity of mineralization in the deposit and bringing the Project closer to its total resource goal of 3 million ounces of gold.

  Completed a NI 43-101 Preliminary Assessment Report for the Young-Davidson project outlining production of 1.75 million recoverable ounces of gold over a 12-year mine life at an average cash cost of $405 per ounce.

Achieved excellent, high-grade drill results at Stawell’s Golden Gift 6 exploration area.
Completed the conversion to owner mining from contractor mining at the Fosterville Gold mine.

Executive Overview

Financial Performance

Northgate Minerals Corporation recorded consolidated revenue of $138,880,000 in the second quarter of 2008, compared with consolidated revenue of $80,878,000 in the same period last year. Net earnings for the quarter were $1,085,000 or $0.00 per diluted common share, compared with net earnings of $8,647,000 or $0.03 per diluted common share during the corresponding quarter of 2007. Net earnings in the most recent quarter were lower than they are expected to be in future quarters due to the low gold output from the recently acquired Australian operations. The low output was combined with temporarily higher costs as Northgate implemented various improvement projects in order to rectify a number of production challenges, which were inherited from the previous owner. These projects are being undertaken to set the operations up for long-term success, and are now possible due to Northgate’s strong financial position relative to the previous owner. Cash flow from operations after changes in working capital was $40,859,000 or $0.16 per common share compared with $43,685,000 or $0.17 per diluted common share during the second quarter of 2007. Per share data is based on the weighted average diluted number of shares outstanding of 255,745,076 in the second quarter of 2008 and 255,317,140 in the corresponding period of 2007. As of July 31, 2008, the Corporation had 255,442,692 issued and outstanding common shares.

Health, Safety and Environment

Kemess recorded one lost time injury during the second quarter of 2008. The affected employee returned to full duties in mid-July.

In Australia, Northgate continues to promote a strong culture of safety and is striving to ensure that the highest level of health and safety standards are maintained at both sites. In the second quarter, Stawell and Fosterville each recorded one lost time injury. Northgate plans to conduct audits of the Safety Management systems at both sites in the third quarter and an environmental audit will be undertaken in the fourth quarter of 2008.

Human Resources

On April 8, 2008, a new three-year collective agreement was ratified by the International Union of Operating Engineers Local 115, which represents the 300 production and maintenance employees at the Kemess South mine. The agreement replaces the previous three-year deal that expired on December 31, 2007.

The current collective agreement at the Stawell Gold mine expires on September 28, 2008. Northgate has commenced negotiations with a committee of employees and a bargaining agent from the Construction, Forestry, Mining and Energy Union (CFMEU).

During the quarter, Northgate completed the conversion to owner mining at the Fosterville Gold mine. All underground activities had been previously carried out by a privately owned Australian mining contractor. The conversion included the transfer of approximately 110 mining personnel.

Summarized Consolidated Results

(Thousands of US dollars, except where noted)	Q2 2008	Q2 2007	H1 2008	(1)	H1 2007

Operating Data

Gold production (ounces)	83,561	65,999	171,947	(2)	134,109
Gold sales (ounces) (3)	84,281	70,220	145,820		66,480
Average spot gold price – London Bullion Market ($/oz)	896	667	911		659

Copper production (thousands pounds)	13,940	14,839	28,320		32,541
Copper sales (thousands pounds)	16,080	16,761	29,456		34,031
Average spot copper price – London Metal Exchange Cash ($/lb)	3.83	3.47	3.68		3.08

Financial Data

Revenue	$138,880	$80,878	$224,973		$155,191
Net earnings	1,085	8,647	21,512		18,053
Earnings per share
Basic	0.00	0.03	0.08		0.07
Diluted	0.00	0.03	0.08		0.07

Cash flow from operations	40,859	43,685	56,309		62,926
Cash and cash equivalents	76,876	317,761	76,876		317,761

Total assets	$730,630	$574,417	$730,630		$574,417

(1)

Half year financial data and gold sales (ounces) include the results of Northgate’s Australian operations from February 19 to June 30, 2008. Other figures are for the six month period ending June 30, 2008.

(2)

Half year production for Fosterville excludes the change in gold-in-circuit inventory previously recorded in production for the first quarter.

(3)

Prior year comparatives reflect gold sales (ounces) for Kemess only.

Northgate Interim Report | Q2 2008 | 2

KEMESS SOUTH MINE

(Thousands of US dollars, except where noted)	Q2 2008	Q2 2007	H1 2008	H1 2007

Operating Data
Ore plus waste mined (tonnes)	6,399,810	10,618,547	14,936,448	22,701,404
Ore mined (tonnes)	2,675,933	3,494,752	7,442,305	9,055,785
Stripping ratio (waste/ore)	1.39	2.04	1.01	1.51
Ore stockpile rehandle (tonnes)	2,412,730	1,356,720	3,050,033	1,386,836

Ore milled (tonnes)	4,550,947	4,435,557	8,794,838	8,776,979
Ore milled per day (tonnes)	50,010	48,742	48,323	48,492

Gold
Grade (g/t)	0.468	0.724	0.495	0.701
Recovery (%)	67	64	69	68
Production (ounces)	46,124	65,999	95,707	134,109
Sales (ounces)	50,127	70,220	94,851	136,700

Copper
Grade (%)	0.167	0.199	0.175	0.207
Recovery (%)	83	76	84	81
Production (thousands pounds)	13,940	14,839	28,320	32,541
Sales (thousands pounds)	16,080	16,761	29,456	34,031

Net cash cost ($/ounce)	92	35	98	32

Financial Data
Revenue	$112,310	$109,788	$216,326	$203,553
Cost of sales	74,295	60,384	123,459	107,370
Earnings from operations before income taxes	31,076	38,187	78,115	70,868
Cash flow from operations	64,585	56,581	91,901	58,167
Capital expenditures	3,021	3,404	4,810	6,147

Operational Performance

The Kemess South mine posted gold and copper production of 46,124 ounces and 13.9 million pounds, respectively, in the second quarter of 2008. Gold production was significantly higher than forecast in the second quarter as some of the ore that had been scheduled for milling in the third quarter was milled in June. Gold and copper recoveries were better than forecast and mill throughput exceeded expectations due to high mill availability. In the third quarter of this year, gold production is now forecast to be 34,000 ounces as low grade stockpiled ore is milled and waste stripping continues in the western end of the Kemess open pit to expose high grade ore that will be milled in the fourth quarter. Gold and copper production in the fourth quarter of the year is expected to total 80,000 ounces and 20 million pounds, respectively.

During the second quarter of 2008, approximately 6.4 million tonnes of ore and waste were removed from the open pit compared to 10.6 million tonnes during the corresponding quarter of 2007. Total tonnes moved (mined tonnes plus stockpile ore rehandle) were 25% lower in the second quarter of 2008 than they were in the corresponding period last year due to challenging mining conditions encountered in the northwestern area of the open pit during this year’s spring thaw. Delays in waste stripping have necessitated a change in the production plan for the third quarter to include the milling of more stockpiled ore while waste stripping catches up. Unit mining costs were Cdn$2.07 per tonne moved compared with Cdn$1.64 per tonne moved in the second quarter of 2007. The unit mining costs in the most recent quarter were higher than they were in the same period last year due to the lower volume of material moved, higher prices for diesel fuel and higher maintenance costs.

Northgate Interim Report | Q2 2008 | 3

Mill availability and mill throughput during the second quarter of 2008 were 92% and 50,010 tonnes per day (tpd), respectively, compared with 89% availability and throughput of 48,742 tpd in the second quarter of 2007. The ore milled in the second quarter of 2008 had a grade of 0.468 grams per metric tonne (g/t) for gold and 0.167% for copper.

Gold and copper recoveries averaged 67% and 83%, respectively, compared with 64% and 76% in the second quarter of 2007. In the most recent quarter, Kemess exclusively milled hypogene ore while in the same quarter last year, significant quantities of supergene and leachcap ores, which have metallurgical characteristics that generate lower metal recoveries, were milled.

Metal concentrate inventory decreased by 3,500 wet metric tonnes (wmt) in the second quarter of 2008 to approximately 3,600 wmt, as railcar availability improved during the quarter with the onset of spring.

During the second quarter of 2008, the average unit cost of production per tonne milled was Cdn$13.01, including Cdn$3.55 for concentrate marketing costs, which consist of treatment and refining charges and transportation fees. The average unit cost in the same quarter in 2007 was Cdn$13.31 per tonne milled, which included Cdn$3.48 for marketing costs. Overall units costs have fallen due to a decline in 2008 Benchmark settlement terms for treatment and refining charges. Although total tonnes moved in the second quarter of 2008 were 25% lower than they were in the same period last year and mill throughput was approximately the same, site operating costs of Cdn$43.4 million were only slightly below those recorded in the second quarter of 2007 of Cdn$44.3 million. This result is a consequence of the generally inefficient mining conditions encountered in the second quarter of 2008, as well as substantial increases in prices for diesel fuel and mill steel, and increased labour costs associated with the new collective agreement at Kemess. The net cash cost of production at Kemess in the second quarter of 2008 was $92 per ounce of gold compared to the $35 per ounce cash cost reported in the second quarter of 2007. The net cash cost was higher than the figure in the comparable period due to the combined effects of lower gold and copper production and the stronger Canadian dollar, which were only partially offset by stronger copper prices .

Financial Performance

Revenue from the Kemess South mine in the second quarter of 2008 was $112,310 compared with $109,788 in the corresponding period of 2007 excluding the effects of mark-to-market adjustments on Northgate’s copper hedge book. Metal sales in the second quarter of 2008 consisted of 50,127 ounces of gold and 16.1 million pounds of copper, compared with 70,220 ounces of gold and 16.8 million pounds of copper in the same period last year. During the second quarter of 2008, the price of gold on the London Bullion Market averaged $896 per ounce and the price of copper on the London Metal Exchange (LME) averaged $3.83. The net realized metal prices received on sales in the second quarter of 2008 were approximately $876 per ounce of gold and $4.10 per pound of copper, compared with $564 per ounce and $2.96 per pound in the same period of 2007. Realized prices for gold and copper were higher in the most recent quarter due to general increases in metal prices. In addition, all of the Corporation’s gold and copper sales during the most recent quarter were sold at market prices compared to 2007, when a significant portion of the Corporation’s sales were hedged at lower than prevailing prices.

The cost of sales in the second quarter of 2008, excluding depreciation and depletion, was $74,295,000, which was higher than the corresponding period last year when the cost of sales was $60,384,000. The increase in the most recent quarter reflects increases in concentrate transportation costs due to fuel price escalation and the stronger Canadian dollar.

Depreciation and depletion expense in the second quarter was $6,278,000 compared to $8,851,000 during the corresponding period of 2007. The lower depreciation and depletion expense for the most recent quarter reflects the reduction in tonnes mined and is slightly offset by an increase in the amortization rate for 2008 as a result of capital expenditures in the prior year.

Cash invested in capital expenditures during the second quarter of 2008 totalled $3,021,000 compared to $3,404,000 in the corresponding period of 2007. Capital expenditures in the most recent quarter were primarily devoted to the ongoing construction of the tailings dam and road infrastructure.

Northgate Interim Report | Q2 2008 | 4

STAWELL GOLD MINE

(Thousands of US dollars, except where noted)	Q2 2008	Q2 2007	H1 2008	(1)	H1 2007

Operating Data
Ore mined (tonnes)	143,692	162,725	293,909		327,562
Ore milled (tonnes)	170,765	180,338	337,600		369,198
Ore milled per day (tonnes)	1,877	1,982	1,855		2,040

Gold
Grade (g/t)	4.87	4.90	5.42		5.50
Recovery (%)	85	90	87		90
Production (ounces)	22,807	25,570	51,170		59,013
Sales (ounces)	21,037	n/a	33,284

Net cash cost ($/ounce)	627	n/a	596		n/a

Financial Data
Revenue	$18,984	n/a	$30,723		n/a
Cost of sales	13,660	n/a	20,905		n/a
Loss from operations	(3,389)	n/a	(2,706)		n/a
Cash flow from operations	2,914	n/a	9,506		n/a
Capital expenditures	6,509	n/a	9,131		n/a

(1)

Half year financial data and gold sales (ounces) include the results of Northgate’s Australian operations from February 19 to June 30, 2008. Other figures are for the six month period ending June 30, 2008.

The Stawell Gold mine produced a total of 22,807 ounces of gold during the three months ended June 30, 2008. Production was 4,000 ounces lower than forecast, primarily due to lower tonnes mined from the underground as a result of delays in development caused by equipment availability and mine environment (heat load / ventilation). However, the phased ventilation upgrade project was advanced during the quarter and four new-design spot coolers were installed, bringing a pronounced improvement to the working environment. This will have a positive impact on gold production for the second half of 2008. Approximately 170,765 tonnes of ore at a grade of 4.87 g/t were milled in the second quarter of 2008. Gold recoveries in the mill were slightly below plan at 85% due to higher than normal carbon content in the ore milled, which reduces recovery. Total operating costs during the period were A$15,139,000 equating to an overall unit operating cost of A$89 per metric tonne (mt) of ore milled. Mining costs were A$62/mt of ore mined and milling costs were A$25/mt of ore milled.

The net cash cost of gold for the second quarter was $627 per ounce, which was higher than plan of $501 per ounce. The cash cost was negatively impacted primarily by gold production, which was lower than forecast and consumable costs, which were higher than plan. Cash costs in future quarters will inherently be lower as a result of higher forecasted gold production.

Underground mine development continued in the Golden Gift (GG) production zones, GG1, GG3 and GG5L, during the quarter and the development advance totalled 1,229 metres.

Financial Performance

Stawell’s revenue in the second quarter was $18,984,000 based on gold sales of 21,037 ounces. The cost of sales for this period was $13,660,000 and the loss from operations recorded for the period was $3,389,000. The mine generated $2,914,000 in cash flow from operations during the quarter.

Cash invested in capital expenditures at Stawell during the quarter was $6,509,000 of which $4,756,000 was incurred for mine development and the balance for the acquisition of plant and equipment. Depreciation and depletion expense for the three-month period ending June 30, 2008 was $6,556,000.

Northgate Interim Report | Q2 2008 | 5

Exploration Update

Underground and surface based diamond drilling continued at Stawell in the second quarter of 2008 as part of the aggressive $7 million exploration budget allocated to identify additional resources on the property and extend the mine life of the Stawell operation. Diamond drilling results completed during the first and second quarter of 2008 have outlined high grade gold mineralization in the Golden Gift 6 (GG6) zone and Northgate expects to release an updated reserve and resource estimate for the Stawell property in the next few months. To date, GG6 drilling indicates that the zone has similar geology and geometry to the other Golden Gift ore bodies at the Stawell mine. GG6 is situated 210 metres (m) beneath the Golden Gift 5 Lower (GG5L) zone and is interpreted to be the fault offset of this ore body, which is currently in production. The grade of the GG6 zone is similar to the previously mined Golden Gift ore blocks containing, on average, 100,000 ounces of gold.

In addition to the GG6 exploration campaign, Northgate has commenced drilling in other areas of the mine including the North Magdala target. Results of these activities will be released in the next few months.

FOSTERVILLE GOLD MINE

(Thousands of US dollars, except where noted)	Q2 2008	Q2 2007	H1 2008	(1)	H1 2007

Operating Data
Ore mined (tonnes)	116,709	289,259	227,613		438,907
Ore milled (tonnes)	109,987	257,481	249,479		497,946
Ore milled per day (tonnes)	1,209	2,829	1,371		2,751

Gold
Grade (g/t)	5.40	2.51	4.85		2.71
Recovery (%)	76	78	65		80
Production (ounces)	14,630	16,248	25,070	(2)	34,199
Sales (ounces)	13,117	n/a	17,796		n/a

Net cash cost ($/ounce)	1,150	n/a	1,160		n/a

Financial Data
Revenue	$11,666	n/a	$16,064		n/a
Cost of sales	14,657	n/a	21,003		n/a
Loss from operations	(6,650)	n/a	(10,431)		n/a
Cash used in operations	(4,653)	n/a	(6,561)		n/a
Capital expenditures	13,619	n/a	16,215		n/a

(1)

Half year financial data and gold sales (ounces) include the results of Northgate’s Australian operations from February 19 to June 30, 2008. Other figures are for the six month period ending June 30, 2008.

(2)

Half year production for Fosterville excludes the change in gold-in-circuit inventory previously recorded in production for the first quarter.

The Fosterville mine produced 14,630 ounces of gold during the three months ended June 30, 2008, which was up significantly from the 10,440 ounces produced in the first quarter. Grades continued to improve and averaged 5.4 g/t during the second quarter.. The key initiatives to ensuring the long term success of the mine progressed during the quarter. The conversion to owner mining from contractor mining was completed ahead of schedule in May. The implementation of the gold recovery enhancement program also progressed with the installation of a pilot plant to simulate plant conditions, allowing a number of gold recovery improvement tests to be conducted. The pilot plant has identified several sources of gold losses in the Carbon-in-Leach (CIL) circuit and demonstrated that substantial gold recovery improvements can be obtained by introducing a heated leach process to the process flow. Preliminary engineering to establish capital and operating costs for a heated leach circuit has commenced and commissioning of a full scale heated leach process is expected in the first quarter of 2009.

During the second quarter of 2008, 109,987 tonnes of ore at a grade of 5.4 g/t were milled. Gold recoveries in the milling circuit of 76.2% were significantly higher than the 54% achieved in the first quarter.

Northgate Interim Report | Q2 2008 | 6

Total operating costs for the second quarter were A$17,823,000, equating to an overall unit operating cost of A$162/mt of ore milled. Mining costs were A$94/mt of ore mined and milling costs were A$46/mt of ore milled. Unit costs during the quarter were much higher than they will ultimately be at Fosterville due to low ore production from the mine as a consequence of a lack of accessible mining areas. Mine development rates dramatically improved during the second quarter of 2008 and 1,844m of advance was recorded. By the fourth quarter of 2008, development in the mine will have progressed to the point where ore production will no longer be constrained and unit operating costs are expected to drop dramatically due to higher ore production and cost reductions associated with the conversion to owner mining.

Net cash cost for the second quarter was $1,150 per ounce of gold, which was negatively impacted by lower than forecast gold production and one-time charges related to the owner mining conversion and the gold recovery enhancement initiatives currently underway. In the second half of 2008, cash costs are expected to be significantly lower, as improvements to gold recoveries are made and gold production is dramatically higher. By the fourth quarter of 2008, quarterly gold production at Fosterville is expected to rise to over 25,000 ounces and remain well above this figure in 2009 and beyond.

Financial Performance

Fosterville’s revenue for the three months ended June 30, 2008 was $11,666,000 based on gold sales of 13,117 ounces. The cost of sales excluding depreciation and depletion for this period was $14,657,000 and the loss from operations was $6,650,000. The mine utilized $4,653,000 in cash from operations during the second quarter of 2008.

Cash invested in capital expenditures at Fosterville was $13,619,000 of which $5,406,000 related to mine development and $8,213,000 related to the acquisition of plant and equipment, which includes the procurement of mobile equipment. Depreciation and depletion expense for the three-month period ending June 30, 2008 was $3,089,000.

Exploration Update

Northgate has allocated $3 million in 2008 towards definition drilling of the Wirrawilla Zone, which is located 1.5 kilometres south of the Fosterville processing facility. The drilling program began in May 2008 with the objective of delineating a minimum of 150,000 high grade resource ounces at a grade of 5.0 g/t or better that could be accessed by a ramp. The program entails approximately 13,000 metres of diamond drilling with results expected by November.

Corporate Overview

Northgate had no forward gold contracts outstanding at June 30, 2008. 16,200 mt of copper forward contracts, representing approximately 100% of Kemess South’s copper production for the 12-month period ending June 2010, remained outstanding at an average price of $2.52 per pound.

Corporate administration costs in the second quarter of 2008 were $3,066,000 compared with $2,625,000 in the same quarter last year. The increase is due primarily to administrative expenditures in Australia of $731,000. Canadian corporate expenditures of $2,335,000 were lower than they were in the comparative quarter of 2007.

Exploration costs in the second quarter of 2008 were $11,357,000 compared to $7,842,000 in the corresponding quarter of 2007. In Canada, $8,862,000 was incurred primarily at the Young-Davidson property where the advanced underground exploration program continues. A total of $2,495,000 was expended in Australia during the second quarter with $571,000 incurred at Fosterville and $1,924,000 incurred at Stawell as both sites continue to identify zones to extend mine life.

Income tax expense in the second quarter of 2008 was $5,889,000 compared to a recovery of $495,000 in the corresponding quarter of 2007. The expense is due entirely to Northgate’s Canadian operations and has increased dramatically from previous periods as the Corporation is now cash taxable in Canada. Cash paid during the period for income taxes was $4,381,000 while no cash taxes were paid in the corresponding quarter of 2007.

Northgate Interim Report | Q2 2008 | 7

Liquidity and Capital Resources

Working Capital: At June 30, 2008, Northgate had working capital of $37,636,000 compared with working capital of $235,739,000 at December 31, 2007. The decrease in working capital was driven primarily by the acquisition of Perseverance Corporation Limited ("Perseverance"), which was achieved through the purchase of all ordinary shares, warrants, options and convertible securities for cash consideration. Cash and cash equivalents at June 30, 2008 amounted to $76,876,000 compared with $266,045,000 at December 31, 2007. All cash and cash equivalents are held in cash with major financial institutions in Canada and Australia.

On June 6, 2008, Northgate filed a short form universal base shelf prospectus (the "Prospectus") with the Securities Commissions in each of the provinces and territories of Canada and a corresponding registration statement has been filed with the United States Securities and Exchange Commission. The Prospectus will facilitate offerings of Northgate’s debt securities, common shares, warrants, share purchase contracts and share purchase or equity units or any combination thereof up to an aggregate offering size of Cdn$250,000,000 over a 25 month period.

All costs associated with the Prospectus have been deferred as long-term assets and will be accounted for as either debt issue costs and amortized or charged directly to equity as applicable, if an offering under the Prospectus is completed.

Capital Lease Financing: The conversion to owner mining at the Fosterville Gold mine required an investment in mobile equipment fleet and other infrastructure. The estimated budget of approximately $23,000,000 has been partially financed by capital leases totalling $7,557,000. Additional lease financing of approximately $7,450,000 has been secured and will be finalized during the second half of 2008.

Investments: Northgate continues to maintain a portion of its investments in auction rate securities (ARS), which are floating rate securities that are marketed by financial institutions with auction reset dates at 7, 28, or 35 day intervals to provide short-term liquidity. All ARS were rated AAA when purchased, pursuant to Northgate’s investment policy. Beginning in August 2007, a number of auctions began to fail and the Corporation is currently holding ARS with a par value of $72,600,000, which currently lack liquidity. Northgate’s ARS investments were originally structured and marketed by Lehman Brothers, Inc. ("Lehman"), a major US investment bank.

The estimated fair value of the Corporation’s ARS holdings at June 30, 2008 was $61,987,000, which reflects a $7,410,000 adjustment to the December 31, 2007 estimated fair value of $69,397,000. In estimating the fair value of ARS, the Corporation considered various variables, including trading levels of comparable securities markets, the Corporation’s rank within the capital structure of the individual ARS issuers, the credit circumstances of financial guarantors, and the investments and reserves held by the issuers. This adjustment was recorded into other comprehensive income as Northgate believes this decline in value to be temporary. All of the ARS investments have continued to make regular interest payments. If uncertainties in the credit and capital markets persist or Northgate experiences further downgrades on its ARS holdings, the Corporation may incur additional impairments, which may be judged to be other than temporary. Northgate believes that based on its cash and cash equivalents balance of $76,876,000 at June 30, 2008 and expected operating cash flows, the current illiquidity of its ARS investments will not have a material impact on Northgate’s ability to carry on its business.

Further, approximately 57% of the ARS investments are insured by bond insurer institutions (monoline insurers). Rating agencies such as S&P, Moody’s and Fitch continue to monitor the credit rating of monoline insurers and ARS investments including those held by Northgate. During the quarter, a number of bond insurers were downgraded by certain rating agencies, which in some cases resulted in a downgrade of the AAA securities insured by those institutions. All of the Corporation’s uninsured ARS continue to be rated AAA and Aaa, as applicable.

The Corporation has no investments in asset backed commercial paper, mortgage backed securities or collateralized debt obligations.

The balance of Northgate’s long-term investments comprises of equity investments in publicly-listed junior mining companies. These investments are carried on the balance sheet at fair value based on quoted bid prices.

Northgate Interim Report | Q2 2008 | 8

On July 3, 2008, Northgate filed a Statement of Claim with the Financial Industry Regulatory Authority ("FINRA") in New York, US. FINRA is a self-regulatory organization with jurisdiction over various securities broker-dealers in the United States, and administers a dispute resolution service for customer-broker disputes. The Statement of Claim lists Lehman and various Lehman employees as respondents. Among other things, the Statement of Claim requests that the FINRA arbitration panel award relief to Northgate for Lehman’s wrongful purchase of ARS, which are currently illiquid. The Statement of Claim also asks the FINRA arbitration panel to relieve Northgate of any obligation to repay the loan outstanding from Lehman, as part of the compensation for the damages caused by Lehman’s actions. Lehman has not thus far demanded that Northgate repay the loan principal. The FINRA arbitration is pending.

Short-Term Loan: In December 2007, Northgate secured a loan from Lehman, which structured and marketed Northgate’s ARS investments. The proceeds of the loan have been invested in highly liquid investments and can be accessed as needed for working capital requirements. The loan bears interest at LIBOR plus 100 basis points and matured on June 6, 2008. At June 30, 2008, the balance of the loan including accrued interest was $44,027,000. As noted in the Investments section above, Northgate filed a Statement of Claim with FINRA on July 3, 2008, which includes a request for the FINRA arbitration panel to relieve Northgate of any obligation to repay the loan outstanding from Lehman. To date, Lehman has not demanded repayment of the loan principal.

Acquisition of Perseverance: On February 18, 2008, Northgate completed its acquisition of Perseverance and a total of A$230,552,000 (US$210,516,000) was paid to Perseverance securityholders. The results of Perseverance have been included in the interim consolidated financial statements from February 19, 2008.

In connection with the acquisition of Perseverance, the Corporation was required to pledge a cash amount of A$109,400,000 in a stand-by letter of credit ("SBLC"). A portion of the SBLC was released upon payment of the consideration for the debt instruments noted above. The funds remaining in the SBLC at December 31, 2007 were used to settle Perseverance’s gold forward contracts for A$49,317,000 (US$45,550,000) and to pledge certain performance guarantees in Australia for A$8,020,000 (US$7,434,000). In the second quarter, the SBLC was fully extinguished.

Project Update

Young-Davidson

On June 24, 2008, Northgate reported the completion of a NI 43-101 compliant Preliminary Assessment Report ("Preliminary Assessment") for the Young-Davidson project. The Preliminary Assessment lays out the basis for the development of a combined underground and open pit mine, which will produce an average of 158,000 ounces of gold per year at $405 per ounce over a 12 year mine life. The initial capital cost of the mine is projected to be $306 million and can be brought into commercial production in 2011. The Preliminary Assessment was based on underground mineral resources contained in a Technical Report filed on SEDAR on March 26, 2008, which included diamond drilling results up to December 20, 2007.

The Preliminary Assessment outlines aspects of the project that will be enhanced and optimized in order to enhance the rate of return of the project. These include:

  Adding additional resource ounces to the deposit.

  Reducing backfill requirements and costs from the 100% paste fill assumption carried in the Preliminary Assessment.

  Increasing mill throughput and annual gold production.

  Increasing wall angles in the proposed open pit.

On July 17, 2008, assay results for an additional 34 surface and 59 underground diamond drill holes, representing 33,000 metres of drilling completed in the first six months of 2008, were released. These drill results, in addition to results of future drilling that will be completed in the third quarter of 2008, will be incorporated into the updated resource estimate, which will be used as a basis for the feasibility study. The updated resource estimate is expected to be completed in the fourth quarter of 2008 and the feasibility study will follow in the first quarter of 2009.

Northgate Interim Report | Q2 2008 | 9

Underground ramp development at the Young-Davidson project continued during the second quarter with an additional 698 metres of linear advance completed. As part of this advance, a cross cut drift was completed through the Upper Boundary zone in order to extract a 40-tonne bulk sample for grinding circuit pilot plant testing and averaged 5.0 g/t gold over a true thickness of 41m. The testwork indicates that this material is amenable to low cost autogenous grinding. Dewatering of the existing shaft continued during the quarter and has progressed to a depth of 422 metres.

Engineering activities will continue through 2008 to support permitting activities and to complete the feasibility study in the first quarter of 2009. Orders for long lead equipment will also be placed in the second half of 2008 in order to keep the project on schedule for a start up in 2011.

Exploration Update

Australian Tenements

As part of the Perseverance acquisition, Northgate acquired an extensive land package in the state of Victoria, Australia. Northgate’s strategy is to focus its exploration efforts on the land tenements immediately surrounding its two operating mines within a 50 km radius and is also looking to sell or form strategic partnerships with other companies on its non-core exploration tenements. Pursuant to this strategy, Northgate recently entered into an agreement to sell its 49% interest in the Nagambie Property to Panaegis Gold Mines Limited, the owner of the remaining 51% of the property.

Northgate has entered into an option/joint venture agreement with Rimfire Minerals ("Rimfire") on three tenements in the Stawell corridor. Under the agreement, Rimfire has agreed to conduct exploration on these tenements to maintain the licenses in good standing for the current year and can then elect to conduct further exploration on any or all three of the licenses, earning a 50% interest on each by spending $500,000 per license over two years. Northgate then has the option on each license to: 1) carry out the next $1,500,000 to earn back a 10% interest (total 60%) and another 10% by reaching a production decision; 2) not participate and allow Rimfire to earn a 100% interest in the property by spending, or causing to have spent, an additional $2,000,000 over 4 years; or 3) participate in a 50/50 joint venture.

Non-GAAP Measures

Cash Cost

Northgate has included net cash costs of production per ounce of gold in the discussion of its results from operations, because it believes that these figures are a useful indicator to investors and management of a mine’s performance as they provide: (i) a measure of the mine’s cash margin per ounce, by comparison of the cash operating costs per ounce to the price of gold; (ii) the trend in costs as the mine matures; and, (iii) an internal benchmark of performance to allow for comparison against other mines. However, cash costs of production should not be considered as an alternative to net earnings or as an alternative to other Canadian GAAP measures and may not be comparable to other similarly titled measures of other companies.

A reconciliation of net cash costs per ounce of production to amounts reported in the Statement of Operations is shown in the following table.

Q2 2008
(Expressed in thousands of US$, except per ounce amounts)	Kemess	Stawell	Fosterville	Combined
Gold production (ounces)	46,124	22,807	14,630	83,561
Cost of sales	$74,295	$13,660	$14,657	$102,612
Change in inventories and other	(15,619)	637	2,174	(12,808)
Gross copper and silver revenue	(54,435)	—	—	(54,435)
Total cash cost	4,241	14,297	16,831	35,369
Cash cost ($/ounce)	$92	$627	$1,150	$423

Northgate Interim Report | Q2 2008 | 10

Q2 2007
(Expressed in thousands of US$, except per ounce amounts)	Kemess	Stawell		Fosterville		Combined
Gold production (ounces)	65,999	n/a		n/a		65,999
Cost of sales	$60,384	n/a		n/a		$60,384
Change in inventories and other	(6,035)	n/a		n/a		(6,035)
Gross copper and silver revenue	(52,019)	n/a		n/a		(52,019)
Total cash cost	2,330	n/a		n/a		2,330
Cash cost ($/ounce)	$35	n/a		n/a		$35

YTD 2008
(Expressed in thousands of US$, except per ounce amounts)	Kemess	Stawell	(1)	Fosterville	(1)	Combined
Gold production (ounces)	95,707	34,315		19,412		149,434
Cost of sales	$123,459	$20,905		$21,003		$165,367
Change in inventories and other	(7,317)	(442)		1,519		(6,240)
Gross copper and silver revenue	(106,716)	—		—		(106,716)
Total cash cost	9,426	20,463		22,522		52,411
Cash cost ($/ounce)	$98	$596		$1,160		$351
(1) Financial and operational data include the results of Perseverance from February 19 to June 30, 2008.

YTD 2007
(Expressed in thousands of US$, except per ounce amounts)	Kemess	Stawell		Fosterville		Combined
Gold production (ounces)	134,109	n/a		n/a		134,109
Cost of sales	$107,370	n/a		n/a		$107,370
Change in inventories and other	(1,674)	n/a		n/a		(1,674)
Gross copper and silver revenue	(101,425)	n/a		n/a		(101,425)
Total cash cost	4,271	n/a		n/a		4,271
Cash cost ($/ounce)	$32	n/a		n/a		$32

Internal Controls Over Financial Reporting

Management is responsible for designing, establishing and maintaining adequate internal control over financial reporting ("ICOFR"). Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

During the six-month period ending June 30, 2008, Northgate completed its acquisition of Perseverance. The Company will apply the acquisitions exemption permitted under the Sarbanes-Oxley Act of 2002. However, ICOFR activities at the corporate office pertaining to financial consolidation were updated to ensure that the financial statements of Perseverance were accurate and complete.

Adoption of New Accounting Standards

On January 1, 2008, the Corporation adopted the Canadian Institute of Chartered Accountants ("CICA") Handbook Sections 1535, Capital Disclosures; Section 3031, Inventories; Section 3862, Financial Instruments – Disclosures; Section 3863, Financial Instruments – Presentation; and Section 1400, Financial Statement Presentation. In accordance with the transitional provisions, prior periods have not been restated. The principal changes resulting from these new standards are described below:

Northgate Interim Report | Q2 2008 | 11

Capital Disclosures

Section 1535 establishes standards for disclosing information about the Corporation’s capital and how it is managed. The required disclosures with respects to capital management have been included in the notes to the interim financial statements.

Inventories

Section 3031 establishes standards for the determination of inventory cost and its subsequent recognition as an expense, including any write-down to net realizable value. In addition, in certain circumstances, write-downs of inventory previously recognized may be reversed. This section also provides guidance concerning the presentation of supplies inventory, capital spares and insurance spares on the balance sheet. This section has been applied retroactively without restatement of prior year comparative amounts. Upon adoption of this standard, an adjustment to supplies inventory of $1,032,000 was recognized to reclassify significant long-term capital and insurance spares to property, plant and equipment. Furthermore, an increase to opening retained earnings of $381,000 was recognized to adjust for previously recognized depreciation, which would not have been recognized under the new standard.

Further upon adoption of this standard, the Corporation changed its valuation of supplies inventory from the lower of cost and replacement cost to the lower of cost and net realizable value. This change in valuation had no impact on the Corporation’s financial statements.

Financial Instruments – Presentation and Disclosure

Section 3862, Financial Instruments – Disclosures expands on the types and nature of disclosures required with respects to an entity’s use and exposure from financial instruments. Adoption of this standard resulted in more detailed disclosures in the notes to financial statements. These disclosures are included in the notes to the interim financial statements.

Section 3863, Financial Instruments – Presentation establishes the standards for the classification of financial instruments as liabilities or equity and the classification of related gains, income, and/or losses in the statement of operations. The adoption of these standards did not result in any changes to the Corporation’s financial statements.

As a result of the acquisition of Perseverance, the Corporation has also adopted a series of accounting policies associated with the related operations acquired. The related significant accounting policies are disclosed in the notes to the interim financial statements.

Financial Statement Presentation

Section 1400, General Standards of Financial Statement Presentation, was amended to include requirements to assess and disclose an entity’s ability to continue as a going concern. Currently, the amended requirements have no impact on the Corporation’s financial statements.

New Accounting Pronouncements

Goodwill and Intangible Assets

In February 2008, the CICA issued Section 3064, Goodwill and Intangible Assets which replaces Section 3062, Goodwill and Other Intangible Assets and Section 3450, Research and Development Costs. The new section establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets and harmonizes this standard with International Financial Reporting Standard IAS 38, Intangible Assets. The new requirements are effective for fiscal years beginning on or after October 1, 2008. The Corporation is in the process of assessing the effect this new standard will have on its results of operations of financial position.

Conversion to International Financial Reporting Standards

On February 13, 2008, the Accounting Standards Board announced that publicly accountable entities will be required to prepare financial statements in accordance with International Financial Reporting Standards (IFRS) for interim and annual financial statements for fiscal years beginning on or after January 1, 2011.

Northgate Interim Report | Q2 2008 | 12

The Corporation is currently developing an IFRS conversion implementation plan which will include an assessment of the impact of the conversion on the consolidated financial statements and related disclosures. The plan will also consider the impact of the conversion on the Corporation’s information technology systems, internal controls over financial reporting, disclosure controls and procedures, and business activities that may be influenced by GAAP measurements.

The Corporation has engaged an independent firm to perform an analysis of the significant IFRS-GAAP differences with respects to the financial statements and disclosures. The Corporation will quantify the potential effect of these differences as part of the conversion implementation plan.

Corporate Outlook

The second quarter of 2008 saw considerable progress made on a number of fronts for the Corporation. At Kemess, gold production easily exceeded the revised forecast due to the continued strong performance in both the mining and milling departments, and generated almost $65 million in cash flow from operations. With strong production forecast in the fourth quarter of this year and high metal prices, Northgate will continue to generate significant cash flow to fund its various growth initiatives. At Young-Davidson, the Corporation issued two important press releases. First, Northgate released the results of the Preliminary Assessment Report, which outlines a 12-year mine life with average annual production of 158,000 ounces of gold per year at a cash cost of $405 per ounce. Second, Northgate released very positive drill results from its 2008 drill program, which is expected to significantly increase the resource base upon which the project feasibility study will be based. At Stawell, the aggressive $7 million exploration program continued to follow up on the excellent initial drill results in the Golden Gift 6 zone and examined a number of other in-mine and near-mine targets. At the same time, a number of strategic capital investments are underway to improve the operation for the longer term. At Fosterville, the conversion to owner mining went very smoothly with completion ahead of schedule at the end of May. Underground development at the mine is now ramping up nicely with the ultimate objective of increasing mining rates and gold production in the last quarter of 2008. In addition, in order to speed up the evaluation and engineering of metallurgical improvements, a pilot plant was constructed and commissioned on site in late May. Testing to date has demonstrated the potential to improve gold recovery by approximately 10%. Engineering of the necessary process plant modifications is presently underway with a planned implementation date in the first quarter of 2009.

Northgate Interim Report | Q2 2008 | 13

Selected Quarterly Financial Data

(Thousands of US dollars,	2008 Quarter Ended			2007 Quarter Ended			2006 Quarter Ended
except per share, per ounce
and per pound amounts)	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30

Revenue	$138,880	$86,093	$95,599	$86,756	$80,878	$74,313	$118,239	$102,667

Earnings (loss) for the period	1,085	20,427	33,309	(11,937)	8,647	9,406	19,790	14,902
Earnings (loss) per share
Basic	$0.00	$0.08	$0.13	$(0.05)	$0.03	$0.04	$0.09	$0.07
Diluted	$0.00	$0.08	$0.13	$(0.05)	$0.03	$0.04	$0.09	$0.07

Metal production

Gold (ounces)	83,561	88,386(1)	41,467	70,055	65,999	68,110	81,746	74,789
Copper (thousands pounds)	13,940	14,380	16,766	18,822	14,839	17,702	21,254	19,602

Metal Prices
Gold (London Bullion Market – $ per ounce)	896	927	788	681	667	650	614	622
Copper (LME Cash – $ per pound)	3.83	3.54	3.26	3.50	3.47	2.69	3.21	3.48

(1) Gold production at Fosterville for the quarter ended March 31, 2008 excludes the change in gold-in-circuit inventory previously recorded in production.

Forward-Looking Statements

This interim report contains certain gforward-looking statementsh and gforward-looking informationh as defined under applicable Canadian and U.S. securities laws. Forward-looking statements generally can be identified by the use of forward-looking terminology such as gmay,h gwill,h gexpect,h gintend,h gestimate,h ganticipate,h gbelieve,h or gcontinueh or the negative thereof or variations thereon or similar terminology. Forward-looking statements are necessarily based on a number of estimates and assumptions that are inherently subject to significant business, economic and competitive uncertainties and contingencies. Certain of the statements made herein by Northgate Minerals Corporation (gNorthgateh) including those related to future financial and operating performance and those related to Northgate’s future exploration and development activities, are forward-looking and subject to important risk factors and uncertainties, many of which are beyond the Corporation’s ability to control or predict. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, among others: gold price volatility; fluctuations in foreign exchange rates and interest rates; impact of any hedging activities; discrepancies between actual and estimated production, between actual and estimated reserves and resources and between actual and estimated metallurgical recoveries; costs of production, capital expenditures, costs and timing of construction and the development of new deposits; and, success of exploration activities and permitting time lines. In addition, the factors described or referred to in the section entitled gRisk Factorsh of Northgate’s Annual Information Form (AIF) for the year ended December 31, 2007 or under the heading gRisks and Uncertaintiesh of Northgate’s 2007 Annual Report, both of which are available on SEDAR at www.sedar.com, should be reviewed in conjunction with this document. Accordingly, readers should not place undue reliance on forward-looking statements. The Corporation does not undertake any obligation to update publicly or release any revisions to forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events, except in each case as required by law.

Northgate Interim Report | Q2 2008 | 14

Interim Consolidated Balance Sheets

	June 30	December 31
Thousands of US dollars	2008	2007

	(Unaudited)
Assets
Current Assets
Cash and cash equivalents	$76,876	$266,045
Trade and other receivables	24,323	14,014
Inventories (note 6)	40,400	35,234
Prepaid expenses	2,241	3,087
Future income tax asset	1,158	1,194

	144,998	319,574
Other assets	41,739	80,181
Long-term receivables	—	25,117
Deferred transaction costs (note 7)	374	1,799
Future income tax asset	16,588	16,507
Mineral property, plant and equipment	389,836	121,337
Investments (note 8)	62,933	70,074
Goodwill	74,162	—

	$730,630	$634,589

Liabilities and Shareholders' Equity
Current Liabilities
Accounts payable and accrued liabilities	$57,307	$35,861
Short-term loan (note 9)	44,027	44,835
Current portion of capital lease obligations	4,724	2,267
Future income tax liability	1,304	872

	107,362	83,835
Capital lease obligations	5,184	282
Other long-term liabilities	36,983	12,089
Site closure and reclamation obligations (note 10)	47,909	49,120
Future income tax liability	13,123	2,487

	210,561	147,813

Shareholders' Equity
Common shares	311,556	309,455
Contributed surplus	4,679	3,940
Accumulated other comprehensive income (loss)	5,278	(3,282)
Retained earnings	198,556	176,663

	520,069	486,776

	$730,630	$634,589

The accompanying notes form an integral part of these interim consolidated financial statements.

On Behalf of the Board of Directors,

/s/ Terrence A. Lyons	/s/ Patrick D. Downey
Terrence A. Lyons	Patrick D. Downey

Northgate Interim Report | Q2 2008 | 15

Interim Consolidated Statements of Operations and Comprehensive Income

Thousands of US dollars,	Three Months Ended June 30		Six Months Ended June 30
except share and per share amounts, unaudited	2008	2007	2008	2007

Revenue	$138,880	$80,878	$224,973	$155,191

Cost of sales	102,612	60,384	165,367	107,370
Administrative and general	3,066	2,625	6,227	4,753
Depreciation and depletion	15,982	8,933	28,833	19,959
Net interest income	(1,551)	(4,464)	(5,163)	(7,700)
Exploration	11,357	7,842	17,518	11,435
Currency translation loss (gain)	967	(3,972)	(6,907)	(5,164)
Accretion of site closure and reclamation obligations	213	467	954	905
Other expense (income) (note 15)	(740)	911	(10,576)	911

	131,906	72,726	196,253	132,469

Earnings before income taxes	6,974	8,152	28,720	22,722
Income tax recovery (expense)
Current	(6,851)	(1,905)	(8,437)	(5,218)
Future	962	2,400	1,229	549

	(5,889)	495	(7,208)	(4,669)

Net earnings for the period	$1,085	$8,647	$21,512	$18,053

Other comprehensive income (loss)
Reclassification of net realized gains on available for sale securities to net earnings	—	—	—	(315)
Unrealized gain (loss) on available for sale securities	(2,627)	332	(7,125)	466
Unrealized gain on translation of self-sustaining operations	15,691	—	15,685	—
Reclassification of deferred losses on gold forward contracts to net earnings, net of tax	—	4,842	—	9,148

	13,064	5,174	8,560	9,299

Comprehensive income	$14,149	$13,821	$30,072	$27,352

Net earnings per share
Basic	$0.00	$0.03	$0.08	$0.07
Diluted	$0.00	$0.03	$0.08	$0.07
Weighted average shares outstanding
Basic	255,325,154	254,159,902	255,001,371	254,061,971
Diluted	255,745,076	255,317,140	255,543,256	255,435,956

The accompanying notes form an integral part of these interim consolidated financial statements.

Northgate Interim Report | Q2 2008 | 16

Interim Consolidated Statement of Changes in Shareholders' Equity

				Accumulated
	Number of	Common		Other
Thousands of US dollars,	Common	Shares	Contributed	Comprehensive	Retained
except common shares, unaudited	Shares	Amount	Surplus	Income (loss)	Earnings	Total

Balance at December 31, 2007	254,452,862	$309,455	$3,940	$(3,282)	$176,663	$486,776
Transitional adjustment on adoption of inventory standard (note 4)	—	—	—	—	381	381
Shares issued under employee share purchase plan	108,530	217	—	—	—	217

Shares issued on exercise of options	853,300	1,775	(465)	—	—	1,310
Stock-based compensation	—	109	1,204	—	—	1,313
Net earnings	—	—	—	—	21,512	21,512
Other comprehensive income	—	—	—	8,560	—	8,560

Balance at June 30, 2008	255,414,692	$311,556	$4,679	$5,278	$198,556	$520,069

				Accumulated
	Number of	Common		Other
Thousands of US dollars,	Common	Shares	Contributed	Comprehensive	Retained
except common shares, unaudited	Shares	Amount	Surplus	Income (loss)	Earnings	Total

Balance at December 31, 2006	253,700,033	$307,914	$2,596	$—	$137,238	$447,748
Transitional adjustment on adoption of financial instruments	—	—	—	(18,676)	—	(18,676)
Shares issued under employee share purchase plan	74,667	186	—	—	—	186
Shares issued on exercise of share purchase warrants	—	—	—	—	—	—
Shares issued on exercise of options	419,020	534	(157)	—	—	377
Stock-based compensation	—	92	1,079	—	—	1,171
Net earnings	—	—	—	—	18,053	18,053
Other comprehensive income	—	—	—	9,299	—	9,299

Balance at June 30, 2007	254,193,720	$308,726	$3,518	$(9,377)	$155,291	$458,158

The accompanying notes form an integral part of these interim consolidated financial statements.

Northgate Interim Report | Q2 2008 | 17

Interim Consolidated Statements of Cash Flows

	Three Months Ended June 30		Six Months Ended June 30
Thousands of US dollars, unaudited	2008	2007	2008	2007

Operating activities:
Net earnings for the period	$1,085	$8,647	$21,512	$18,053
Non-cash items:
Depreciation and depletion	15,982	8,933	28,833	19,959
Unrealized currency translation loss (gain)	3,100	711	(4,269)	676
Unrealized gain on derivatives	—	—	(9,836)	—
Accretion of site closure and reclamation obligations	213	467	954	905
Loss on disposal of assets	(44)	—	(44)	—
Amortization of hedging losses	—	7,350	—	13,887
Amortization of deferred charges	53	76	107	148
Stock-based compensation	408	373	1,313	1,171
Accrual of employee severance costs	307	—	307	—
Future income tax recovery	(962)	(2,400)	(1,229)	(549)
Change in fair value of forward contracts	7,601	16,905	38,521	37,004
Gain on sale of investments	—	—	(1)	(315)
Changes in operating working capital and other (note 17)	13,116	2,623	(19,859)	(28,013)

	40,859	43,685	56,309	62,926

Investing activities:
Release of restricted cash	6,729	—	53,156	—
Increase in restricted cash	—	—	(23,912)	—
Purchase of mineral property, plant and equipment	(23,277)	(3,573)	(30,374)	(6,334)
Transaction costs paid	(308)	—	(2,233)	—
Acquisition of Perseverance, net of cash acquired	—	—	(196,590)	—
Repayment of Perseverance hedge portfolio	—	—	(45,550)	—
Proceeds from sale of equipment	3,221	—	3,221	—
Purchase of investments	—	(637)	—	(322)
Proceeds from sale of investments	—	—	1	—

	(13,635)	(4,210)	(242,281)	(6,656)

Financing activities:
Repayment of capital lease obligations	(2,331)	(642)	(3,408)	(1,271)
Financing from credit facility	408	—	8,356	—
Repayment of credit facility	(1,418)	—	(9,164)	—
Repayment of other long-term liabilities	(442)	—	(746)	—
Issuance of common shares	291	118	1,527	563

	(3,492)	(524)	(3,435)	(708)

Effect of exchange rate changes on cash and cash equivalents	456	—	238	—

Increase / (decrease) in cash and cash equivalents	24,188	38,951	(189,169)	55,562
Cash and cash equivalents, beginning of period	52,688	278,810	266,045	262,199

Cash and cash equivalents, end of period	$76,876	$317,761	$76,876	$317,761

Supplementary information
Cash paid during the period for:
Interest	$942	$74	$1,930	$145
Income taxes	4,381	—	4,715	—
Purchase of mineral property, plant and equipment by assumption of capital lease obligations	7,557	—	7,557	—

The accompanying notes form an integral part of these interim consolidated financial statements.

Northgate Interim Report | Q2 2008 | 18

Notes to Interim Consolidated Financial Statements

Three month and six month periods ended June 30, 2008 and 2007 (unaudited).

All dollar amounts are stated in United States dollars unless otherwise indicated.
Tables are expressed in thousands of United States dollars, except share and per share amounts.

Note 1     Basis of Presentation

The accompanying unaudited interim consolidated financial statements for Northgate Minerals Corporation ("Northgate" or the "Corporation") have been prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP"). They do not include all the disclosures required by Canadian GAAP for annual financial statements and should be read in conjunction with the Corporation’s consolidated financial statements and the notes thereto included in the Corporation’s Annual Report for the year ended December 31, 2007. In the opinion of management, all adjustments considered necessary for fair presentation have been included in these interim consolidated financial statements.

Except as described in notes 3 and 4 below, these financial statements are prepared using the same accounting policies and methods of application as those disclosed in note 2 to the Corporation’s consolidated financial statements for the year ended December 31, 2007.

Note 2     Acquisition of Perseverance

On February 18, 2008, the Corporation completed its acquisition of Perseverance Corporation Limited ("Perseverance"), an Australian gold producer with two fully permitted gold mines in the state of Victoria. Perseverance’s major assets are the Stawell Gold mine, approximately 250 kilometres ("km") west of Melbourne, and the Fosterville Gold mine, located 20 km east of Bendigo in central Victoria.

The acquisition was accounted for as a business combination using the purchase method. The results of Perseverance have been included in the consolidated financial statements of the Corporation from February 19, 2008 inclusive. As part of the acquisition, the Corporation acquired for cash consideration all the issued and outstanding ordinary shares and warrants, convertible subordinated notes, executive options, bank debt and gold forward contracts of Perseverance. The purchase price of the acquisition is calculated as follows:

Cash consideration to acquire:
Ordinary shares and warrants	$175,527
Convertible subordinated notes	34,267
Executive options	722
Bank debt	29,486
Transaction costs	3,708
$243,710

The following table sets forth a preliminary allocation of the purchase price to the assets and liabilities acquired, based on preliminary estimates of fair value. The final valuations of major items such as mineral property, plant and equipment, intangible assets, mineral and exploration rights, asset retirement obligations and deferred income tax assets and liabilities are not yet complete due to the inherent complexity associated with the valuations. This is a preliminary purchase price allocation and therefore subject to adjustment on completion of the valuation process and analysis of the resulting tax effects.

Northgate Interim Report | Q2 2008 | 19

Cash and cash equivalents	$14,306
Accounts receivable	10,142
Inventories	10,120
Mineral property, plant and equipment	245,155
Mineral and exploration rights	10,592
Goodwill	70,818

$361,133

Accounts payable and accrued liabilities	(30,254)
Other long-term liabilities	(1,686)
Site closure and reclamation costs	(8,982)
Gold forward contracts	(65,111)
Future income tax liability	(11,390)
$243,710

The goodwill amount noted above differs from the June 30, 2008 amount of $74,162,000 due to changes in the Australian dollar to US dollar exchange rate.

Note 3     Significant Accounting Policies

As a result of the acquisition of Perseverance, the Corporation has adopted the following accounting policies associated with the related operations acquired:

    A.     Inventories

Inventories of unshipped gold doré are recorded at the lower of production costs on a first-in, first-out basis, and net realizable value. Work-in-process inventories (gold in circuit) are valued at the lower of average production costs or net realizable value. Production costs include costs related to mining, crushing, mill processing, as well as depreciation on production assets and certain allocations of mine-site overhead expenses attributable to the production process, as applicable.

    B.     Mineral Property, Plant and Equipment

Certain underground development costs, which are incurred to enable physical access to ore underground, may be capitalized. Capitalized development costs must be linked to specific ore blocks or mine areas for which they provide physical access. Amortization is recorded using the units of production method based on proven and probable reserves within the specific ore block or area. Infrastructure and underground development costs that provide a benefit over the entire mine life are amortized using the units of production method, based on accessible proven and probable mineral reserves at the mine.

For underground mining, any development costs not directly related to stope production intended for use over a period exceeding two years is considered deferred development, which is capitalized. Such activities generally include development of shafts, access ramps, main crosscuts, main level drifts, ore and waste passes and ventilation raises.

Similarly, costs associated with exploration drifts and drill holes used to establish probable reserves and resources that will not be mined before two years are also considered deferred development. Definition drilling used to establish mining reserves that will be mined in less than two years are considered an operating cost.

Deferred development costs include all costs directly related to development, as well as a proportion of the costs related to direct supervision, supervision of mechanical and electrical services, engineering and geology, and the cost of power used by the equipment.

    C.     Revenue Recognition

The Corporation recognizes revenue from the sale of its gold doré upon delivery, which is when the doré is picked up by the customer’s agent at the mine site. At this point, the risks and rewards of ownership have passed to the buyer, the price is reasonably determinable and collection is reasonably assured.

    D.     Foreign Currency Translation

The Corporation’s primary currency of measurement and display is the United States dollar. The measurement currency of Perseverance is the Australian dollar (A$).

Northgate Interim Report | Q2 2008 | 20

The financial statements of Perseverance are translated into United States dollars using the current rate method. Under this method, all assets and liabilities are translated at the exchange rate in effect at the balance sheet date. Revenues and expenses are translated at rates of exchange in effect during the period. Gains and losses on translation are included in equity as a separate component of other comprehensive income (loss). For the three and six month periods ended June 30, 2008, the Corporation recognized a gain of $15,691,000 and $15,685,000, respectively, in other comprehensive income from the translation of the financial statements of self-sustaining operations.

    E.     Goodwill

When accounting for business combinations under the purchase method, the excess of the purchase price over the fair value of assets acquired and liabilities assumed at the date of acquisition is recorded as goodwill. Goodwill is assigned to the reporting units and is not amortized.

The Corporation evaluates, on at least an annual basis, the carrying amount of goodwill to determine whether events and circumstances indicate that such carrying amount is impaired. To accomplish this, the Corporation compares the fair value of the reporting units to which goodwill was allocated to their carrying amount. If the carrying amount of a reporting unit exceeds its fair value, the Corporation would recognize an impairment in net earnings equal to the difference between the implied fair value of the reporting unit’s goodwill and its carrying amount.

Note 4     Adoption of New Accounting Standards

On January 1, 2008, the Corporation adopted the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 1535, Capital Disclosures; Section 3031, Inventories; Section 3862, Financial Instruments – Disclosures; Section 3863, Financial Instruments – Presentation; and Section 1400, Financial Statement Presentation. In accordance with the transitional provisions, prior periods have not been restated. The principal changes resulting from these new standards are described below:

Capital Disclosures

Section 1535 establishes standards for disclosing information about the Corporation’s capital and how it is managed. The required disclosures with respect to capital management have been included in note 11 to these interim consolidated financial statements.

Inventories

Section 3031 establishes standards for the determination of inventory cost and its subsequent recognition as an expense, including any write-down to net realizable value. In addition, in certain circumstances, write-downs of inventory previously recognized may be reversed. This section has been applied retroactively without restatement of prior year comparative amounts. Upon adoption of this standard, an adjustment to supplies inventory of $1,032,000 was recognized to reclassify items not meeting the definition of inventory, including significant long-term capital and insurance spares, to mineral property, plant and equipment. Furthermore, an increase to opening retained earnings of $381,000 was recognized to adjust for previously recognized depreciation, which would not have been recognized under the new standard. In the interim consolidated financial statements for the period ending March 31, 2008, the Corporation recorded this amount as a decrease to retained earnings and this has been corrected in these interim consolidated financial statements.

Further upon adoption of this standard, the Corporation changed its method of valuation of supplies inventory from the lower of cost and replacement cost to the lower of cost and net realizable value. This change in method of valuation had no impact on the Corporation’s interim consolidated financial statements.

Financial Instruments – Disclosures and Presentation

Section 3862, Financial Instruments – Disclosures expands on the types and nature of disclosures required with respect to an entity’s use and exposure from financial instruments. Adoption of this standard resulted in more detailed disclosures in the notes to these interim consolidated financial statements. These disclosures are included in note 13.

Section 3863, Financial Instruments – Presentation establishes the standards for the classification of financial instruments as liabilities or equity and the classification of related gains, income, and/or losses in the statement of operations. The adoption of this standard did not result in any changes to the Corporation’s financial statements.

Financial Statement Presentation

Section 1400, General Standards of Financial Statement Presentation was amended to include requirements to assets and disclose an entity’s ability to continue as a going concern. Currently, the amended requirements have no impact on the Corporation’s interim consolidated financial statements.

Northgate Interim Report | Q2 2008 | 21

Note 5     New Accounting Pronouncements

Goodwill and Intangible Assets

In February 2008, the CICA issued Section 3064, Goodwill and Intangible Assets, which replaces Section 3062, Goodwill and Other Intangible Assets and Section 3450, Research and Development Costs. The new section establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets and harmonizes this standard with International Financial Reporting Standard IAS 38, Intangible Assets. Concurrent with the introduction of this standard, the CICA withdrew EIC 27, Revenues and Expenses during the pre-operating period. As a result of the withdrawal, entities will no longer be able to defer certain costs and revenues incurred prior to commercial production at new mine operations. The new requirements are effective for the Corporation on January 1, 2009. The Corporation is in the process of assessing the effect this new standard will have on its results of operations.

Conversion to International Financial Reporting Standards

On February 13, 2008, the Accounting Standards Board announced that publicly accountable entities will be required to prepare financial statements in accordance with International Financial Reporting Standards for interim and annual financial statements for fiscal years beginning on or after January 1, 2011. The Corporation has commenced development of a conversion implementation plan and is continuing to assess the impact of the conversion on the consolidated financial statements and related disclosures.

Note 6     Inventories and Cost of Sales

	June 30	December 31
	2008	2007

Concentrate and unshipped gold doré	$7,470	$10,501
Gold in circuit	3,541	—
Stockpiled ore	9,134	11,871
Supplies	20,255	12,862
	$40,400	$35,234

At June 30, 2008, the carrying value of inventory at Fosterville was recorded at its net realizable value of $3,661,000. A corresponding inventory impairment of $2,134,000 was recorded in cost of sales during the three months ended June 30, 2008.

The cost of sales balance on the statement of operations is comprised of the following items:

	Three months ended		Six months ended
	June 30, 2008	June 30, 2007	June 30, 2008	June 30, 2007

Change in inventory	$12,559	$6,544	$5,990	$2,175
Mining and milling costs	64,002	33,464	111,900	63,503
Marketing and other costs	26,051	20,376	47,477	41,692
	$102,612	$60,384	$165,367	$107,370

Depreciation and depletion is included as depreciation and depletion expense in the statement of operations when the related inventory is sold.

Note 7     Deferred Transaction Costs

On June 6, 2008, the Corporation filed a short form universal base shelf prospectus (the "Prospectus") with the Securities Commissions in each of the provinces and territories of Canada and a corresponding registration statement has been filed with the United States Securities and Exchange Commission. The Prospectus will facilitate offerings of debt securities, common shares, warrants, share purchase contracts and share purchase or equity units or any combination thereof of the Corporation up to an aggregate offering size of Cdn$250,000,000 over a 25 month period.

All costs associated with the Prospectus have been deferred as long-term assets and will be accounted for as either debt issue costs and amortized or charged directly to equity as applicable, if an offering under the Prospectus is completed. If the Corporation determines that it will not issue securities under the Prospectus or withdraws the Prospectus, the deferred costs will be expensed at that time. Subsequent costs incurred to keep the filing alive will be expensed as incurred.

Northgate Interim Report | Q2 2008 | 22

Deferred transaction costs as at December 31, 2007, relates to the acquisition of Perseverance and were subsequently included in the cost of the acquisition (refer to note 2).

Note 8     Investments

The Corporation maintains a portion of its investments in auction rate securities ("ARS"), which are floating rate securities that are marketed by financial institutions with auction reset dates at 7, 28, or 35 day intervals to provide short-term liquidity. All ARS were rated AAA when purchased, pursuant to the Corporation’s investment policy. Beginning in August 2007, a number of auctions began to fail and the Corporation is holding ARS with a par value of $72,600,000, which currently lack liquidity. The Corporation’s ARS investments were originally structured and marketed by Lehman Brothers, Inc. ("Lehman"), a major US investment bank.

The estimated fair value of the Corporation’s ARS holdings at June 30, 2008 was $61,987,000, which reflects a $2,410,000 adjustment to the March 31, 2008 estimated fair value of $64,397,000 (December 31, 2007 – $69,397,000). In estimating the fair value of ARS, the Corporation considered various variables, including trading levels of comparable securities markets, the Corporation’s rank within the capital structure of the individual ARS issuers, the credit circumstances of financial guarantors, and the investments and reserves held by the issuers. This adjustment was recorded into other comprehensive income as the Corporation believes this decline in value to be temporary. All of the ARS investments have continued to make regular interest payments. If uncertainties in the credit and capital markets persist or the Corporation experiences further downgrades on its ARS holdings, the Corporation may incur additional impairments, which may be judged to be other than temporary. The Corporation believes that based on its cash and cash equivalents balance of $76,876,000 at June 30, 2008 and expected operating cash flows, the current illiquidity of its ARS investments will not have a material impact on the Corporation’s ability to carry on its business.

Further, approximately 57% of the ARS investments are insured by bond insurer institutions (monoline insurers). Rating agencies such as S&P, Moody’s and Fitch continue to monitor the credit rating of monoline insurers. During the quarter ended June 30, 2008, a number of bond insurers were downgraded by certain rating agencies, which in some cases resulted in a downgrade of the AAA securities insured by those institutions. All of the Corporation’s uninsured ARS have continued to maintain their investment grade rating.

The Corporation has no investments in asset backed commercial paper, mortgage backed securities or collateralized debt obligations.

In considering whether the loss in value is other than temporary, management considered the fact that all ARS have continued to make interest payments when due and that all ARS have continued to maintain a credit rating above investment grade. Management has also considered the senior rank of its holdings in the issuers’ capital structures. The ARS have been classified as long-term investments to reflect management’s intention to recover the par value of the investments. Based on these facts, the Corporation has concluded that the loss in value is temporary and no write-down in earnings is required.

If uncertainties in the credit and capital markets persist or the credit ratings of its ARS holdings are downgraded further, the Corporation may incur impairments, which may be judged to be other than temporary and result in the recognition of an impairment charge to net earnings.

On July 3, 2008, the Corporation filed a Statement of Claim with the Financial Industry Regulatory Authority (FINRA) in New York, US. FINRA is a self-regulatory organization with jurisdiction over various securities broker-dealers in the United States, and administers a dispute resolution service for customer-broker disputes. The Statement of Claim lists Lehman and employees of Lehman as respondents. Among other things, the Statement of Claim requests that the FINRA arbitration panel award relief to the Corporation for Lehman’s wrongful purchase of approximately US$72.6 million of securities, which are currently illiquid. The Statement of Claim also asks for relief with respect to the loan outstanding from Lehman (refer to note 9). The FINRA arbitration is pending.

Note 9     Short-Term Loan

The Corporation’s short-term loan was obtained from Lehman, which also structured and marketed the Corporation’s ARS investments (refer to note 8). The loan is secured by the ARS investments and originally had a maturity date of June 6, 2008. When the Corporation engaged in discussions with Lehman concerning a potential settlement with respects to the illiquidity of its ARS investments, it was verbally agreed that the short-term loan would remain outstanding. The Statement of Claim filed with FINRA (refer to note 8) has asked an arbitration panel to relieve the Corporation of any obligation to repay the loan outstanding from Lehman, as part of the compensation for the damages caused by Lehman’s actions. Lehman has not thus far demanded that the Corporation repay the loan principal.

Northgate Interim Report | Q2 2008 | 23

Note 10     Site Closure and Reclamation Obligations

During the three months ended June 30, 2008, the Corporation revised the estimate for the Kemess South mine site closure and reclamation costs. The Corporation determined that it had obligations recorded for certain ore stockpiles at Kemess that would be processed rather than reclaimed. Accordingly, the amounts recorded for the obligation and related assets have been reduced. The continuity of the site closure and reclamation obligations is as follows:

		Young-
	Kemess	Davidson	Stawell	Fosterville	Total

Balance, beginning of year	$48,634	$486	$—	$—	$49,120
Acquisition of Perseverance	—	—	4,931	4,051	8,982
Effect of change in estimated future cash flows	(9,545)	—	—	—	(9,545)
Site closure and reclamation costs paid	(594)	—	(187)	(16)	(797)
Accretion expense	509	14	345	86	954
Effect of foreign exchange	(1,458)	(15)	254	414	(805)
Balance, end of period	$37,546	$485	$5,343	$4,535	$47,909

The total estimated undiscounted cash flows used to determine the revised liability is $55,644,000.

Note 11     Capital Management

The Corporation’s objective when managing capital is to maintain a strong capital base to ensure investor, creditor and market confidence and to sustain future development and growth.

The Corporation sets the amount of capital in proportion to risk by managing the capital structure and making adjustments in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Corporation may issue new shares or seek debt financing. The Corporation has implemented a rigorous planning and budgeting process to determine the funds required to ensure it has the liquidity to meet its operating and growth objectives. In assessing liquidity, the Corporation takes into account its expected cash flows from operations and its cash and cash equivalent holdings.

The Corporation is subject to certain restrictions by third parties. The Corporation is required to maintain a margin account with respect to its copper forward contracts, which may require further deposits based on copper prices. The Corporation’s short-term loan is from Lehman, which structured and marketed the Corporation’s ARS investments. The loan is secured by the ARS investments and requires debt service payments from time to time (refer to note 9). The Corporation’s site closure plans require the Corporation to post closure bonds and deposits from time to time. Costs of reclamation are accrued as an asset retirement obligation and posted bonds are recorded in other assets.

Neither the Corporation nor any of its subsidiaries are subject to any other externally imposed capital requirements such as loan covenants or capital ratios.

As disclosed in note 7, the Corporation filed a Prospectus to facilitate future financings if required. There were no other changes to the Corporation’s approach to capital management during the three and six months ended June 30, 2008.

Note 12     Stock Based Compensation

No stock options were granted during the three months ended June 30, 2008 (2007 – nil). During the three months ended June 30, 2008, $342,000 (2007 – $320,000) of stock-based compensation was recognized related to outstanding stock options.

During the three months ended June 30, 2008, a total of 40,600 options were cancelled and 117,000 options were exercised.

Northgate Interim Report | Q2 2008 | 24

At June 30, 2008, there were 5,755,700 options outstanding, of which 3,068,600 were exercisable.

During the three months ended March 31, 2008, the Corporation granted a total of 1,480,000 (2007 – 1,425,000) options to employees, with a term of seven years. 1,460,000 of these options are exercisable at Cdn$2.97 per share and 20,000 are exercisable at Cdn$3.19 per share. Of the options granted, 274,800 vested immediately; 1,099,200 vest in equal amounts on the anniversary date of the grant over the next four years; and, 106,000 vest over five years. The fair value of the options granted for the three months ended March 31, 2008 was $2,087,000 (2007 – $2,500,000). During the three months ended March 31, 2008, $853,000 (2007 – $759,000) of stock-based compensation was recognized related to outstanding stock options.

During the three months ended March 31, 2008, a total of 27,000 options were cancelled and 736,300 options were exercised.

The fair value of the share options granted is estimated using the Black–Scholes pricing model with the following assumptions:

	For Options	For Options	For Options	For Options
	Granted	Granted	Granted	Granted
	in Q2 2008	in Q2 2007	in Q1 2008	in Q1 2007

Risk-free interest rate	—	—	3.74%	3.94%
Annual dividends	—	—	—	—
Expected stock price volatility	—	—	49.5%	53.4%
Expected option life	—	—	5.0 years	5.0 years
Per share fair value of options granted (Cdn$)	—	—	$1.42	$2.05

Note 13     Financial Instruments

Financial Risk Management

The Corporation has exposure to credit risk, liquidity risk and market risk from its use of financial instruments.

Credit Risk

Credit risk is the risk of potential loss to the Corporation if a customer or counterparty to a financial instrument fails to meet its contractual obligations. Credit risk arises principally from the Corporation’s receivables and investment securities. It may also arise on the Corporation’s copper forward contracts.

In general, the Corporation manages its credit exposure with respect to operational matters by transacting only with reputable, highly-rated counterparties. The Corporation monitors the financial condition of its customers and counterparties to contracts.

Gold doré produced in Australia is sold exclusively to AGR Matthey, a reputable counterparty. The Corporation believes there are other buyers in the marketplace that would buy the production under approximately the same financial terms.

Concentrate produced at Kemess is sold under a long-term contract to Xstrata Canada Corporation ("Xstrata"), a wholly owned subsidiary of the publicly traded international mining company, Xstrata plc. Kemess gold/copper concentrate is of a quality that is readily saleable to a number of smelters under current market conditions. In the event that Xstrata is unable to purchase the Kemess concentrate, it could be sold to other smelters once appropriate logistical arrangements were put in place.

The Corporation may also be exposed to credit risk on its copper forward contracts to the extent that the counterparty fails to meet its contractual obligation. The Corporation manages this risk by contracting only with a reputable counterparty and monitoring the party’s financial condition. At June 30, 2008, there is no credit risk as the Corporation’s forward contracts have an unrealized loss, which the Corporation has recognized as a liability.

The Corporation limits its exposure to credit risk on investments by investing only in securities rated AAA by credit rating agencies such as S&P and Moody’s. Management continuously monitors the fair value of its investments, including ARS (refer to note 8) to determine potential credit exposures. Short-term excess cash is invested in R1/P1/A1 rated investments including money market funds, direct obligation commercial paper, bankers’ acceptances and other highly rated short-term investment instruments, which are presented as cash and cash equivalents.

Any credit risk exposure on cash and cash equivalents is considered negligible as the Corporation places deposits only with major established banks in the countries in which it operates.

Northgate Interim Report | Q2 2008 | 25

The carrying amount of financial assets represents the maximum credit exposure. As at June 30, 2008, the Corporation’s gross credit exposure is as follows:

Cash and cash equivalents	$76,876
Concentrate settlements and other receivables	24,323
Restricted cash (included in Other Assets)	41,436
Auction rate securities	61,987
$204,622

Liquidity Risk

Liquidity risk is the risk that the Corporation will not be able to meet its financial obligations as they fall due. The Corporation manages this risk such that it will have the ability to discharge its liabilities when due, both under normal and stressed conditions, without incurring significant losses or risking damage to the Corporation’s reputation.

The Corporation uses detailed cash forecasts to ensure cash is available to discharge its obligations when they come due. Cash needed for this purpose is invested in highly liquid investments.

Significant cash commitments are as follows:

	1 Year	2–3 Years	4–5 Years	6+ Years	Total

Accounts payable and accrued liabilities	$57,307	$—	$—	$—	$57,307
Provision for employee costs	64	2,927	655	463	4,109
Capital lease obligations
(including interest component)	5,423	5,683	—	—	11,106
Operating leases	324	648	—	—	972
Copper forward contracts (1)	—	37,634	—	—	37,634
Short-term loan (2)	44,027	—	—	—	44,027
Asset retirement obligations (3)	3,967	26,468	20,012	5,197	55,644
Closure bonding requirement	1,102	810	—	—	1,912

(1)

The copper forward contracts included above are undiscounted. The payments assume forward rates at June 30, 2008 and that these rates will remain constant over the life of the contracts.

(2)

The loan is secured by the Corporation’s ARS investments and matured June 6, 2008. As a result of the Statement of Claim filed relating to the ARS investments, the loan remains outstanding at the balance sheet date (refer to note 9). The loan excludes interest to maturity as all interest received on collateral backing the loan will be automatically applied to the interest and principal.

(3)

The asset retirement obligations included above are undiscounted. The Kemess South and Young-Davidson portion of the asset retirement obligation is backed by Cdn$17,409,000 in security bonds included in other assets. The Stawell and Fosterville portion is backed by A$10,247,000 in security bonds also included in other assets.

Market Risk

Market risk is the risk that changes in market prices, such as commodity prices, foreign exchange rates and interest rates, that will affect the Corporation’s income or the value of its financial instruments. The Corporation manages this risk such that it controls this exposure within acceptable parameters while optimizing the return on risk.

Commodity Price Risk – The Corporation is exposed to commodity price risk through the price of gold and copper and also through various input prices such as fuel and electricity. The Board of Directors has established a Hedging Committee, which assists management in the identification and analysis of price risks and potential strategies to mitigate this risk.

The Corporation reviews major input prices on a regular basis and may enter into long-term contracts to mitigate the price volatility.

The Corporation monitors the price of commodities continuously and considers the risk exposure to fluctuating prices. In managing that risk, the Corporation is cognizant that investors generally seek exposure to the underlying commodities, particularly gold, through their investment.

The Corporation has entered into forward sales contracts with a major financial institution to fix the price of copper for certain future production. A total volume of 16,200 metric tonnes of copper were sold forward using London Metals Exchange ("LME") contracts as at June 30, 2008. These contracts mature from November 2009 through October 2010 at an average forward price of $2.52 per pound. The Corporation also entered into separate forward purchase contracts with the same institution to repurchase its forward sales position at monthly average LME prices over the same period. The volume of forward sales and purchases in each future contract month match the expected future pricing periods for copper in concentrate delivered to Xstrata under a multi–year concentrate sales agreement. The copper forward sales and purchase contracts are being recognized on a mark–to–market basis in net earnings. The fair value of these contracts at June 30, 2008 was a liability of $34,103,000, which is included in other long-term liabilities. At December 31, 2007, the fair value was a net liability of $4,965,000 of which a receivable of $7,124,000 was included in concentrate settlements and other receivables and a liability of $12,089,000 was included in other long-term liabilities.

Northgate Interim Report | Q2 2008 | 26

A change of $ 0.05 per pound in the forward price of copper would have increased or decreased the fair value of the outstanding contracts and consequently net earnings before taxes by $1,618,000 for both the three and six months ended June 30, 2008.

All of the Corporation’s future gold production is unhedged and is fully exposed to future price movements.

Gold and copper sales agreements include provisions where final prices are determined by quoted market prices in a period subsequent to the date of sale. Revenue and the related receivables are based on forward prices for the expected date of final settlement. These financial assets are therefore exposed to movements in the commodity price. A change of $0.05 per pound in the price of copper would have increased or decreased the related receivables as at June 30, 2008 and net earnings before taxes by $837,000 for both the three and six months ended June 30, 2008. A $10 per ounce change in the price of gold would have increased or decreased the related receivables as at June 30, 2008 and net earnings before taxes by $179,000 for both the three and six months ended June 30, 2008.

Currency Risk – The Corporation is exposed to currency risk on its financial assets and liabilities denominated in other than United States dollars or, in the case of its Australian operations, other than the Australian dollar. The Corporation incurs a significant amount of its operating costs in Canadian dollars.

A 10% change of the United States dollar against the Canadian dollar as at June 30, 2008 would have increased or decreased net earnings before taxes by $1,086,000 and $2,047,000 for the three and six months ended June 30, 2008, respectively. This analysis assumes that all other variables, in particular interest rates, remain constant.

Interest Rate Risk – The Corporation is exposed to interest rate risk on its short-term loan and its capital leases. The short-term loan bears interest at LIBOR plus 100 basis points. The capital leases bear interest at a fixed rate.

A change of 50 basis points in the LIBOR rate would have increased or decreased net earnings before taxes by $57,000 and $111,000 for the three and six months ended June 30, 2008, respectively. This assumes all other variables, in particular foreign currency rates, remain constant.

Fair Values

The carrying values of cash and cash equivalents, accounts receivable, restricted cash, and accounts payable and accrued liabilities approximate fair values due to their short terms to maturity or ability to readily convert to cash. The carrying values of capital lease obligations and the short-term credit facility approximate fair values as they bear interest based on market rates of interest.

The fair value of investments in equity securities classified as available for sale is determined using bid prices at the balance sheet date with any unrealized gains or losses recognized in other comprehensive income. The fair value of ARS investments is determined based on a third party valuation and other observable variables, which are discussed in note 8.

Commodity contracts are valued by determining the difference between contractual forward rates and the current forward prices for the residual maturity of the contracts. When in a gain position, the fair value of the commodity contracts is discounted to the balance sheet date using the 12 month LIBOR rate at that date, plus an amount representing the risk premium of the counterparty. When in a loss position, a spread representing the risk premium of the Corporation is added to LIBOR for the discounting of the fair value of the contracts. The change in fair value of the forward contracts recognized in the results from operations was $7,601,000 and $38,521,000 for the three months and six months ended June 30, 2008, respectively.

Northgate Interim Report | Q2 2008 | 27

Note 14     Segmented Information

In prior years, the Corporation considered itself to operate in a single segment being gold and copper mining and related activities including exploration, development, mining and processing in Canada. In the current period, the Corporation has identified separate segments for financial reporting.

The Corporation’s primary segment reporting basis is by individual mine as the assessment of performance and resource allocation decisions are made on the same basis. The Corporate segment includes costs incurred for corporate activity in both Canada and Australia, as well as revenues and costs that are not attributable to the individual mines for performance assessment. Hedging activity and exploration costs are also included in the Corporate segment as the decisions concerning these expenditures are approved at the senior management level.

The operating segment results for the three months ending June 30, 2008 are as follows:

	Kemess	Stawell	Fosterville	Corporate	Total

Revenues	$112,310	$18,984	$11,666	$(4,080)	$138,880
Depreciation and depletion	6,278	6,556	3,089	59	15,982
Exploration	74	1,924	571	8,788	11,357
Net interest income	188	38	88	1,237	1,551
Earnings (loss) from operations, before
income taxes	31,076	(3,389)	(6,650)	(14,063)	6,974
Capital Expenditures	3,021	6,509	13,619	128	23,277
Goodwill (1)	—	—	—	74,162	74,162
Total Assets	155,977	123,855	173,619	277,179	730,630

(1)

In finalizing the purchase price allocation for the acquisition of Perseverance, the goodwill will be allocated to the reporting units to which it relates. This process is still in progress and will be updated in future periods and the amount of goodwill ultimately recorded could materially change.

The operating segment results for the six months ending June 30, 2008 are as follows:

	Kemess	Stawell	Fosterville	Corporate	Total

Revenues	$216,326	$30,723	$16,064	$(38,140)	$224,973
Depreciation and depletion	14,023	9,943	4,756	111	28,833
Exploration	293	2,336	746	14,143	17,518
Net interest income	388	82	114	4,579	5,163
Earnings (loss) from operations, before
income taxes	78,115	(2,706)	(10,431)	(36,258)	28,720
Capital Expenditures	4,810	9,131	16,215	218	30,374

Revenue per geographical region for the three and six month periods ending June 30 are as follows:

	Three months ended		Six months ended
	June 30, 2008	June 30, 2007	June 30, 2008	June 30, 2007

Canada	$108,230	$80,878	$178,186	$155,191
Australia	30,650	—	46,787	—
	$138,880	$80,878	$224,973	$155,191

Revenue for both the three months and six months ending June 30, 2008 and 2007 are disclosed, net of the effect of mark-to-market adjustments associated with forward contracts.

The Corporation has a multi-year agreement with Xstrata for the shipment and sale of Kemess’ gold/copper concentrate. The Corporation has a similar arrangement with AGR Matthey for gold doré bars produced at the Fosterville Gold and Stawell Gold mines.

Northgate Interim Report | Q2 2008 | 28

As at June 30, 2008, mineral property, plant and equipment, and goodwill per geographical region is shown as follows:

	June 30, 2008	December 31, 2007

Canada	$178,940	$121,337
Australia	285,058	—
	$463,998	$121,337

Note 15     Other Income

In the second quarter of 2008, the Corporation reached an out-of-court settlement with Aurizon for costs and damages in the amount of Cdn$4,000,000 (US$4,023,000).

For the three months ended March 31, 2008, other income included a mark-to-market gain of $9,836,000 related to the settlement of Perseverance’s gold forward contracts. In connection with the acquisition of Perseverance, the Corporation had entered into an agreement to acquire Perseverance’s portfolio of gold forward contracts based on the value of the underlying forward contracts at October 30, 2007. A gain was recorded to recognize the difference in the fair value of the portfolio as at December 31, 2007 and the settlement amount.

Note 16     Commitments

On April 8, 2008, a new three-year collective agreement (the "Agreement") was ratified by the International Union of Operating Engineers Local 115, which represents the 300 production and maintenance employees at Kemess.

The Agreement includes an enhanced severance package, which provides for a lump-sum payment to an employee who remains at Kemess until the employee’s last scheduled shift. The payment is based on an employee’s service years as calculated at the time of the last shift. The Corporation is recognizing the estimated liability in earnings ratably over the service period. For the three months ended June 30, 2008, the Corporation recorded $307,000 to cost of sales.

Note 17     Supplementary Cash Flow Information

Changes in non-cash working capital and other:

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2008	2007	2008	2007

Trade and other receivables	$10,580	$(10,006)	$(7,497)	$(27,074)
Prepaid expenses	1,111	(13)	1,562	(144)
Inventories	9,330	2,531	3,572	(3,671)
Accounts payable and accrued liabilities	559	10,111	(7,317)	12,202
Settlement of forward contracts	(7,794)	—	(9,382)	(9,326)
Reclamation costs paid	(670)	—	(797)	—
	$13,116	$2,623	$(19,859)	$(28,013)

Note 18     Comparative Figures

To ensure comparability of financial information, certain comparative figures have been reclassified to conform to the presentation adopted in the current reporting period.

Northgate Interim Report | Q2 2008 | 29

Shareholder Information

Stock Exchange Listings	Investor Relations Inquiries

Common shares of Northgate Minerals Corporation are	Inquiries regarding the company’s latest information,
listed on the Toronto and American Stock exchanges.	news releases, investor presentations, mining projects
and general financial information may be directed to:
TSX: NGX | AMEX: NXG
Keren R. Yun
Transfer Agent & Registrar	t. 416.216.2781
e. kyun@northgateminerals.com
Shareholder inquiries relating to address changes and
share certificates should be directed to:
Interested parties are also encouraged to visit our website
at www.northgateminerals.com.
Computershare Investor Services

510 Burrard Street
Vancouver, BC V6C 3B9

t. 604.661.0222
800.564.6253 (toll free in North America)
f. 604.669.1548

Northgate Minerals Corporation is a mid-tier gold and copper producer with mining operations, development projects and exploration properties in Canada and Australia. The company is forecasting 400,000 ounces of unhedged gold production in 2008 and is targeting growth through further acquisitions in stable mining jurisdictions around the world. Northgate is listed on the Toronto Stock Exchange under the symbol NGX and on the American Stock Exchange under the symbol NXG.

Northgate Interim Report | Q2 2008 | 30

Northgate Minerals Corporation	Northgate Australian Ventures Corporation

Toronto Office	Bendigo Office
18 King Street East, Suite 1602	117 Wills Street
Toronto, ON M5C 1C4	Bendigo, Victoria 3550
t. 416.363.1701	t. 61 (03) 5442 7755
f. 416.363.6392	f. 61 (03) 5442 3955

Vancouver Office
815 Hornby Street, Suite 406
Vancouver, BC V6Z 2E6
t. 604.681.4004
f. 604.681.4003

General Inquiries
ngx@northgateminerals.com
www.northgateminerals.com